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                                  FORM 12b-25

   As last amended in Release No. 34-31905, February 23, 1993, 58 F.R. 14628.

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

         [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

         For Period Ended: December 31, 1994

         [ ]Transition Report on Form 10-K
         [ ]Transition Report on Form 20-F
         [ ]Transition Report on Form 11-K
         [ ]Transition Report on Form 10-Q
         [ ]Transition Report on Form N-SAR

         For the Transition Period Ended:
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         Read Attached  Instruction Sheet Before Preparing Form. Please Print or
         Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         Items 6, 7, 8, and 14(a) and Exhibit 23
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PART I -- REGISTRANT INFORMATION

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         Full Name of Registrant
         Former Name if Applicable

         NAI Technologies, Inc., formerly North Atlantic Industries,
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         Commission File Number 0-3704
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         Address of Principal Executive Office (Street and Number)

         1000 Woodbury Road, Woodbury, New York  11797-2530
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         City, State and Zip Code


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PART II -- RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

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State below in reasonable  detail the reasons why Form 10-K,  20-F,  11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.
                                                 (Attach Extra Sheets if Needed)

         The Company currently is in negotiations with its lending banks for the restructuring of the Company's credit facilities. As a result thereof, certain of the Company's financial information to be included with the 10-K has not been finalized.

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PART IV -- OTHER INFORMATION

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         (1) Name and  telephone  number of person to  contact in regard to this notification:

         Richard A. Schneider                  (516) 364-4433
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         (Name)                                (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                    [X]Yes [ ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                    [X]Yes [ ]No


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         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         The results of operations for the Company for the period ending December 31, 1994, have been unfavorably affected by write-offs and by other factors described in the Company's Form 10-Q for the period ending October 1, 1994, previously filed with the Commission. Upon completion of the negotiations relating to the restructuring of the Company's credit facilities with its lending banks, the financial statements and other financial information for the year ended December 31, 1994 reflecting the results of such operations will be filed. Because the Company cannot predict with certainty the results of such negotiations, it is unable to present full financial information until the completion of such negotiations. It is anticipated that the negotiations will be completed not later than April 14, 1995.

         A Condensed Consolidated Statement of Earnings (unaudited) for the quarter and year ended December 31, 1994 is set forth below:


                         NAI TECHNOLOGIES, INCORPORATED

                  CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

                                   UNAUDITED

                    (In Thousands, except Per Share Amounts)



                                           13 Weeks Ended             52 Weeks Ended
                                        12-31-94    12-31-93      12-31-94       12-31-93
                                        --------------------      -----------------------
Sales                                   $ 12,002    $ 18,376      $ 54,520       $ 81,024
Gross Margins                              1,787       5,822        10,266         27,498
Operating Earnings                        (2,479)      1,034       (14,589)(2)      8,960
Earnings before income taxes              (2,863)        789       (15,983)         8,295
Provision for income taxes                   183          97        (4,392)         2,840
                                        --------    --------      --------       --------
Net Income                              ($ 3,046)   $    692     ($ 11,591)      $  5,455
                                        ========    ========      ========       ========
Earnings per share                      ($  0.43)   $   0.10(1)   ($  1.69)      $   0.80(1)
                                        ========    ========      ========       ========
Average equivalent shares outstanding      7,017       6,856(1)      6,850          6,843(1)
                                        ========    ========      ========       ========

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(1)      Adjusted to reflect the  distribution  of a 4% stock  dividend on March
         14, 1994 to shareholders of record on February 25, 1994.

(2) Includes a $7.3 million restructuring charge in the first quarter of 1994.


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NAI Technologies, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 3, 1995                                  By  /s/ Richard A. Schneider
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (SS 232.201 or SS 203.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (SS 232.12(b) of this chapter).


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                           STATEMENT OF DIFFERENCES

                 The section symbol shall be expressed as SS